EXHIBIT 17.1

Chris Caramanico

2112 Kipawa Street

Raleigh, NC 27607

September 16, 2022

VIA ELECTRONIC MAIL

Mr. Robert L. Smith

Chairman of the Board

MobileSmith, Inc.

5400 Trinity Road

Suite 208

Raleigh, NC.  27612

[email address redacted]

Dear Robert:

As you know, I notified the Board this morning that I am resigning from my position as Chief Executive Officer and a member of the Board of Directors of MobileSmith, Inc. (the “Company”) effective October 15, 2022.

I sincerely appreciate the opportunity to work with MobileSmith and I regret that I am not able to continue the momentum the team had just been building.

I will be pleased to discuss transition issues at your earliest convenience.

Very truly yours, Chris Caramanico